UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.             Press release of ABB Ltd, dated April 19, 2005.

PRESS RELEASE

For your business and technology editors

ABB reports irregularities at US software unit

Zurich, Switzerland, April 19, 2005 - ABB said today it has made a voluntary disclosure to the U.S. Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) of certain suspect payments amounting to some $560,000 made by employees of ABB network management, a specialized US-based subsidiary.

The suspect payments became apparent during an internal investigation following the dismissal of two managers from the company in mid-2004. The payments were made to intermediaries in Latin America and in the Middle East in connection with the company’s business, which is control software for utility customers.

Fred Kindle, President and CEO of ABB, commenting on the disclosure said: “We have a zero tolerance policy on compliance and business ethics issues, take action quickly and report fully to underline our commitment to transparency and proper business conduct. Our enhanced compliance procedures helped us identify and address this issue.”

Based in Sugarland, Texas, the company was acquired in January 1999, and employs about 150 people.

As is common practice in such cases, ABB will continue its investigation and compliance review of this business. ABB intends to cooperate fully with the DoJ and SEC review of this matter.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 102,000 people.

For more information please contact:

ABB Media Relations, Zurich:	Investor Relations:
Thomas Schmidt	Switzerland: Tel. +41 43 317 3804
Tel: +41 43 317 6568	Sweden: Tel. +46 21 325 719
Fax: +41 43 317 7958	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 19, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel